LAW OFFICE OF
APPLBAUM & ZOUVAS LLP
PHONE (619) 955-6436        925 Hotel Circle South             FAX (619) 955-6438
SAN DIEGO CA 92108

November 29, 2007

Mail Stop 6010

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC
20549-3561

Via Federal Express

Attention: Gregory S. Belliston and/or Jeffrey Riedler
Assistant Director

Re:	Online Sales Strategies, Inc.
Amendment No. 1 to Schedule 14C
File No. 1-12992

Dear Mr. Belliston and/or Riedler,

                 We have revised our Schedule 14C filing as per your request dated November 14, 2007, as follows:

The Reverse Stock Split

Comment 1 -	We note you currently have approximately 699 record holders, and you are doing a 250:1 reverse stock split. Please provide your analysis as to the applicability of rule 13e-3, as it appears possible that the number or record holders might decrease to fewer than 300.

Answer -	We have removed the following in response to your comment: Effect on Fractional Stockholders

Stockholders will not receive fractional post-reverse stock split shares in connection with the reverse stock split. Instead, affected stockholders will receive a cash payment in an amount equal to such fractional share multiplied by the closing price of the Common Stock on the date the reverse stock split is effected. After the reverse stock split, stockholders will have no further interest in the Company with respect to any fractional share. The Company currently has approximately 699 record holders of the Common Stock. The reverse stock split may have a material effect on the number of record holders of the Common Stock

We have incorporated the following statement in response to your comment:
Effect on Fractional Stockholders

Stockholders will receive fractional post-reverse stock split shares in connection with the reverse stock split. Fractional shares will be rounded up.

Additional Information

Comment 2 -	Please remove the reference to the 2005 Form 10-KSB since you have not filed a Form 10-KSB for 2005. You should also delete the statement that the form 10-KSB is "incorporated in this Information Statement" because you are not eligible to incorporate by reference.

Answer -	We have removed the references to the Form 10-KSB since one was not filed. We have also deleted the statement that the form 10-KSB is "incorporated in this Information Statement"

Finally, please note the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further question please contact Luke C. Zouvas 619-688-1715.

Sincerely,

/s/ Marc S. Applbaum
Marc S. Applbaum